VIA FACSIMILE AND EDGAR

January 17, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Daniel Gordon
Branch Chief

Re:

Points International Ltd.
Form 40-F for the year ended December 31, 2006
Filed 3/29/07
File No. 000-51509

Dear Mr. Gordon

We are writing to respond to the comments set forth in the comment letter, dated December 12, 2007 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to Form 40-F for Fiscal Year Ended December 31, 2006 filed by Points International Ltd. (the "Company") on March 29, 2007 (the "Form 40-F").

For your convenience, the text of the Staff's comments is set forth below and is followed by the Company's responses to such comments. Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F. For the purposes of this response, all amounts are stated in CDN$.

Form 40-F for the year ended December 31, 2006

Note 14 – MilePoint Inc. Acquisition, page 62

1.

We note your responses to comments 2 and 3; however, we continue to question whether your acquisition of substantially all of the assets of MilePoint represented an acquisition of a business. Although you have represented to us that outside consultants would have also possessed the same skill set as the MilePoint employees that provided the technical transition services, the level of investment relative to the fair value of the transferred set made in order to obtain the missing element was not minor ($577,081/$3,780166 = 15%). Furthermore, you state that Mark Lacek and Peter Brennan did not perform technical services, but rather they acted as consultants that supported the existing partner relationships and sold Points solutions to existing and new customers. Since you entered into the Transition Services Agreement (TSA) as part of the negotiations of the acquisition, it appears to us that these services were necessary in order to continue the business of MilePoint. This leads us to believe that the transferred set did not represent a business since it does not appear that your company would have been able to conduct the normal operations of MilePoint without the services of Mark Lacek and Peter Brennan to maintain the existing partner relationships and the technical skills of the MilePoint employees which were obtained through a more-than-minor investment. Please revise accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance

As noted in EITF 98-3, paragraph 1 of Opinion 16 states that "a business combination occurs when a corporation and one or more incorporated or unincorporated businesses are brought together into one accounting entity. The single entity carries on the activities of the previously separate, independent enterprises." The primary focus of MilePoint’s business prior to the acquisition was operating an online portal which linked to the systems of its contracted loyalty partners. After the acquisition, the operation of the online portal which linked to the systems of contracted loyalty partners was solely the responsibility of the Company. MilePoint no longer operated an online portal to transact points and miles. As such, the single entity (the Company) carried on the activities of the previously separate, independent enterprises as would occur in a business combination as defined in paragraph 1 of Opinion 16. The business sale was structured as an acquisition of assets to meet the needs of the sellers and to protect the Company from unexpected liabilities.

The Company believes that it acquired all of the necessary inputs, processes and outputs to conduct normal operations. An analysis under EITF 98-3 of the elements acquired in the MilePoint acquisition is included below:

➢

The inputs received consisted of the contracts with partners, a list of customers, and intellectual property in the form of trademarks

➢

The processes received included the technology that had been built to operate the contracts with partners, processes developed with respect to partner communications, documentation of customer service protocol, and the necessary billing and payment details as outlined in the contract

➢

The outputs consisted of the partner relationships acquired under the acquisition giving the Company the ability to access these partners and continue to operate the contracts it acquired.

The only missing elements that the Company did not assume were the employees. The Company believes the cost to replace the missing elements ($577,081 – 7.3%) was minor in relation to the value of the business combination ($7,910,166). The total external costs incurred could have been reduced by the organization utilizing more of its internal resources in the transition process.

Furthermore, EITF 98-3 provides guidance to evaluate whether the missing elements are minor. "If goodwill is present in the transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business." The presumption in this last sentence is illustrated in Example 3, Scenario 1 of EITF 98-3 when it states that "the existence of goodwill results in a presumption that the transferred set is a business". In the case of the MilePoint acquisition, the goodwill is a material part of the transaction (~50% of the cost) and further supports the presumption that the missing items (employees) are only a minor element, and thus, the transferred set is a business.

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

Anthony Lam, CA
Chief Financial Officer

cc:

Jessica Barberich
Securities and Exchange Commission